UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

Acola Corp.

(Name of Issuer)

Common Stock

(Title of Securities)

00484N 10 4

(CUSIP Number)

Godfrey Chin Tong Hui, CEO

Chinachem Century Tower, Suite 2102

178 Gloucester Road

Wanchai, Hong Kong, China

(011) (852) 2833-2186

(Names, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2004

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 12d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00484N 10 4 Page 2 of 5 Pages
1 Names of Reporting Persons IRS Identification Nos. of Above Persons TEDA TRAVEL INCORPORATED
2 Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐ Not Applicable
3 SEC Use Only
4 Source of Funds OO
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) Not Applicable
6 Citizenship or Place of Organization State of Florida
Number of Shares Beneficially Owned by Each Reporting Person With:
7 Sole Voting Power 17,853,578
8 Shared Voting Power Not Applicable
9 Sole Dispositive Power 17,853,578
10 Shared Dispositive Power Not Applicable
11 Aggregate Amount Beneficially Owned by Each Reporting Person 17,853,578
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not Applicable
13 Percent of Class Represented by Amount in Row (9) 86.0%
14 Type of Reporting Person (See Instructions) OO

CUSIP No. 00484N 10 4

Page 3 of 5 Pages

Item 1.

Security and Issuer.

This statement relates to the common stock (the “Common Stock”) of Acola Corp, a Delaware corporation. The principal executive offices of Acola Corp. are located at 5503 Blossom Street, Houston, Texas 77007.

Item 2.

Identity and Background.

The identity of the person filing this statement is as follows:

a.

Name:

Teda Travel Incorporated

a Florida corporation

Principal Business:

Hotel and resort management

b.

Address:

Chinachem Century Tower, Suite 2102,

178 Gloucester Road,

Wanchai, Hong Kong, China.

d.

Teda Travel Incorporated has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.

Teda Travel Incorporated was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration.

Teda Travel Incorporated (“Teda Stockholder”) acquired 17,853,578 shares of Common Stock from Issuer on March 12, 2004. Teda Stockholder paid for the shares by exchanging all of its capital stock in Teda Hotels Management Company Limited, a British Virgin Islands corporation, which was its wholly owned subsidiary (“Teda BVI”). No part of the purchase price was represented by borrowed funds. This transaction was part of a transaction pursuant to which Teda Stockholder acquired control of Issuer.

Item 4.

Purpose of Transaction.

Teda Stockholder acquired the Common Stock for the purpose of acquiring control of Issuer. Except as discussed in this Item 4, as of the filing date, Teda Stockholder has no plans or proposals that related to or that would result in any of the actions specified in clauses (b) though (j) of Item 4 of Schedule 13D, although it may, in the future, in connection with its review of its investment in the Common Stock from time to time explore a variety of alternatives, including without limitation the aforementioned actions. There is no assurance that Teda Stockholder will develop any plans or proposals with respect to any of the foregoing actions. Any alternatives which Teda Stockholder may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock, the financial condition, results of operations and prospects of Issuer and general economic, financial market and industry conditions.

CUSIP No. 00484N 10 4

Page 4 of 5 Pages

In conjunction with the acquisition of the Common Stock, all of the officers and one of the directors of Issuer prior to the Closing resigned and the sole remaining director elected Ms. Zhi-Ying Chang, to serve as the Chairwoman of the Board, Mr. Godfrey Chin-Tong Hui to serve as a Director and Chief Executive Officer and Mr. Hon-Ming Wong to serve as a Director and Chief Financial Officer of Issuer. Subsequently, the sole director elected Ms. Chang, Mr. Hui and Mr. Wong to the Board of Directors and thereafter resigned, subject to and in compliance with section 14f of the Securities Exchange Act of 1934 and rule 14f-1 thereunder.

As a result of this transaction, Issuer’s business and operations will change from operating as a distributor of certain pharmaceutical drugs in Mexico to operating as a provider of management services to hotels and resorts in Asia.

Item 5.

Interest in Securities of the Issuer.

Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, Teda Stockholder is considered the beneficial owner of a total of 17,853,578 shares of Issuer’s Common Stock, representing approximately 86.0% of all issued and outstanding shares of Common Stock. Teda Stockholder has sole voting power and sole power to dispose of the Common Stock. Teda Stockholder has not engaged in any transactions involving Issuer Common Stock during the past 60 days. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Teda Stockholder.

Item 6.

Contracts, Arrangements, Understandings or Relationships With

Respect to Securities of the Issuer.

Not Applicable.

Item 7.

Material to be Filed as Exhibits.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 15, 2004

/s/ GODFREY CHIN TONG HUI
Godfrey Chin Tong Hui,
Chief Executive Officer
Teda Travel Incorporated